CERTIFICATE OF AMENDMENT
                               OF
                    ARTICLES OF INCORPORATION

Kenneth P. Coleman and Mary Kay Koldeway certify that:

     1. They are the President and Secretary, respectively, of AimRite Holdings Corporation a Nevada Corporation.

     2.   ARTICLE FOURTH is amended to read as follows:

       FOURTH: Capital Stock

       1. Classes and Number of Shares The total number of shares of all classes of stock which the Corporation shall have authority to issue is One Hundred Fifty Million (150,000,000) consisting of One Hundred Million (100,000,000) shares of common stock, par value of $0.001 per share (the "Common Stock") and Fifty Million (50,000,000) shares of the Preferred Stock which have a par value of $0.001 per share (the "Preferred Stock") consisting of into One Million (1,000,000) shares Series A (the "Series A Preferred Stock"), Two Million (2,000,000) shares (The "Series B Preferred Stock") and Forty Seven Million (47,000,000) shares Series C (The "Series C Preferred Stock").

     3. The forgoing amendment has been approved by the Board of Directors.

     4. The forgoing amendment has been duly approved by a vote of the shareholders in accordance with the Nevada Corporations Code. The Corporation has two classes of stock however only the common stock has outstanding shares. The number of shares voting in favor of the amendment equaled or exceeded the vote required.

     5.   The percentage vote required was more than 50%.

          We further declare under the laws of the state of Nevada that the matters set forth in this certificate are true and correct of our own knowledge

          Dated: May 15, 1999           /s/ Kenneth P. Coleman
                                        Kenneth P. Coleman
                                        President

                                        /s/ Mary Kay Koldeway
                                        Mary Kay Koldeway
                                        Secretary